SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: March 3, 2009
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐       Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐       No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press Release

March 3, 2009
Ivanhoe Mines welcomes Mongolian Cabinet
endorsement of draft Oyu Tolgoi Investment Agreement
ULAANBAATAR, MONGOLIA — John Macken, President and CEO of Ivanhoe Mines, today welcomed a Mongolian Government announcement that a comprehensive draft Investment Agreement to facilitate the construction and development of the Oyu Tolgoi copper-gold mining complex now has been endorsed in principle by Mongolia’s Cabinet and the country’s National Security Council.
The Mongolian Government said that the Cabinet had conducted its second review of the draft Oyu Tolgoi Investment Agreement on March 2 and had resolved to present the draft agreement to the State Great Khural, or national Parliament, for approval. To take effect, the investment agreement for Oyu Tolgoi requires the approval of the national Parliament, and also the approvals of the boards of directors of Ivanhoe Mines and its strategic partner, Rio Tinto.
The Cabinet authorized the Minister of Finance S. Bayartsogt, the Minister of Minerals and Energy D. Zorigt and the Minister of Environment and Tourism L. Gansukh to initial the agreement to be concluded between the government and Ivanhoe Mines Mongolia.
The Mongolian Parliament currently is meeting in a special session to address budgetary and other national issues arising from the global financial crisis.
Information contacts
Ivanhoe Mines +1.604.688.5755
Investor Relations: Bill Trenaman
Media: Bob Williamson

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: March 3, 2009	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary